UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

DANA HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235825 20 5

(CUSIP Number)

Ms. Susanne Clark

Centerbridge Capital Partners, L.P.

375 Park Avenue

12th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Wilson S. Neely

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3954

(212) 455-2000

June 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,787,351 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,787,351 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,787,351 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents shares of common stock issuable upon conversion of 2,360,631 shares of Series A Convertible Preferred Stock for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation.
(2)	Calculated based upon 146,836,990 shares of common stock outstanding as of April 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P.
(4)	Calculated based upon 146,836,990 shares of common stock outstanding as of April 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Centerbridge GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (6)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(5)	Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P.
(6)	Calculated based upon 146,836,990 shares of common stock outstanding as of April 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)	Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Gallogly is a managing member of Centerbridge GP Investors, LLC. Mr. Gallogly disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.
(8)	Calculated based upon 146,836,990 shares of common stock outstanding as of April 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

SCHEDULE 13D

CUSIP No. 235825 20 5

1	NAMES OF REPORTING PERSONS Jeffrey Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,955,574 (9)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,955,574 (9)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,955,574 (9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (10)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(9)	Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price ($11.93 as of the date of this filing) subject to certain adjustments contained in the Issuer’s Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer’s Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Aronson is a managing member of Centerbridge GP Investors, LLC. Mr. Aronson disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.
(10)	Calculated based upon 146,836,990 shares of common stock outstanding as of April 12, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on June 11, 2008, (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

The first paragraph of Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Dana Holding Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3939 Technology Drive, Maumee, Ohio, 43537.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On June 28, 2013, the Issuer announced that its Board of Directors has approved an expanded common share repurchase program of up to $1 billion, pursuant to which repurchases may occur either in the open market or through privately negotiated transactions over the next two years. Depending on the future trading level of the Shares, it is possible that the Issuer could determine to exercise its Mandatory Conversion right pursuant to Section 5(c) of the Preferred Terms of the Series A Preferred Stock and Series B Preferred Stock.

In addition to the eventual possibility of such Mandatory Conversion, the Reporting Persons may at any time and from time to time voluntarily convert some or all of their Series A Preferred Stock into Shares and may (subject to applicable legal or other contractual restrictions) sell or enter into derivative transactions or alternative structures with respect to some or all of the Shares received upon conversion in registered public offerings or pursuant to an exemption from registration, including under Rule 144 or in privately negotiated transactions, and the Reporting Persons may engage in discussions from time to time with the Issuer and others in regard to such potential transactions.

Any decision by the Reporting Persons to pursue such discussions or enter into a potential transaction (and the terms thereof, including associated governance rights) would be a function of a variety of factors including without limitation general economic, financial market and industry conditions, the Issuer’s financial condition, results of operations, prospects and current and anticipated Share price, tax considerations and other considerations including the range of other possibilities for the ongoing management of the Reporting Person’s investment in the Series A Preferred Stock.

While the Reporting Persons have entertained and considered, and may in the future entertain and consider, plans or proposals in regard to potential transactions of the nature described above, any intention in regard to any particular transaction would not crystallize unless and until the terms of such potential transaction were deemed sufficiently attractive to the Reporting Persons as to warrant entering into the transaction. Consequently, any voluntary conversions, open market or privately negotiated sales, amendments, distributions or other transactions may (subject to applicable legal or other contractual restrictions) be made at any time and from time to time without additional prior notice. Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

(a)-(b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By:	Centerbridge Associates, L.P., its General Partner

By:	Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Susanne Clark
Name:	Susanne Clark
Title:	Authorized Person

CENTERBRIDGE ASSOCIATES, L.P.

By:	Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Susanne Clark
Name:	Susanne Clark
Title:	Authorized Person

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Susanne Clark
Name:	Susanne Clark
Title:	Authorized Person

/s/ Mark T. Gallogly
MARK T. GALLOGLY

/s/ Jeffrey Aronson
JEFFREY ARONSON